October 4, 2017
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:     Carlos Pacho, Senior Assistant Chief Accountant
AD Office 11 - Telecommunications

Re:	Sprint Corporation
Form 10-K for Fiscal Year Ended March 31, 2017
Filed May 26, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 3, 2017
File No. 001-04721
Ladies and Gentlemen:
I am writing on behalf of Sprint Corporation, a Delaware corporation (the “Company”). The Company hereby acknowledges receipt of the letter dated September 22, 2017 (the "Comment Letter") containing comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the “Commission”) relating to the filings referenced above. The Comment Letter requests that the Company respond to the Staff’s comments within 10 business days of the date thereof or advise the Staff when the Company will respond.
Per my communications with Mr. Robert Shapiro, Senior Staff Accountant at the Commission, on September 29, 2017, this correspondence confirms the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider and respond to the Staff’s comments. On behalf of the Company, I respectfully request an extension until October 20, 2017 to provide responses to the Comment Letter.

Securities and Exchange Commission
October 4, 2017

If you have any questions regarding this matter, please do not hesitate to contact me at (913) 794-3400.
Very truly yours,

/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller

Cc:	Robert Shapiro, Senior Staff Accountant, Securities and Exchange Commission
Ivette Leon, Assistant Chief Accountant, Securities and Exchange Commission
Stefan K. Schnopp, Sprint Corporation